UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

On December 15, 2023, an Extraordinary General Meeting of Shareholders (the “Meeting”) of G Medical Innovations Holdings Ltd. (the “Company”) was convened.

At the Meeting, a quorum was present and the shareholders of the Company voted upon and approved all agenda items that were described in the Company’s Notice and Proxy Statement for the Meeting, which were included as Exhibit 99.1 and Exhibit 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K for the Month of November 2023 that the Company furnished to the Securities and Exchange Commission (the “SEC”) on November 28, 2023.

The Company’s new Amended and Restated Memorandum and Articles of Association, which were approved at the Meeting, became effective immediately following the Meeting and are included as Exhibit 3.1 hereto.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063 and File No. 333-273146), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of G Medical Innovations Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: December 18, 2023	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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